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Cheryl DeBoise, CPA

Chief Operations and Financial Officer at Bellwether Housing

Greater Seattle Area · 294 connections · See contact info

Bellwether Housing

University of Washington, ...

About

Mission focused leader with strong business acumen.
Successful career managing and improving not-for-profit and for-profit corporate financial pictures.
Results-oriented professional with a reputation for troubleshooting, decision-making, and customer ... see more

Experience

Chief Operations & Financial Officer
Bellwether Housing
Aug 2017 – Present · 1 yr 11 mos

Assistant Vice President and Program Director, Finance Transformation
University of Washington
Nov 2015 – Aug 2017 · 1 yr 10 mos
Seattle, WA

• Start-up of the UW Finance Transformation program designed to fundamentally change the processes and tools the UW employs to track, spend, collect, manage and report University finances.
• Conducted an executive leadership retreat involving the President, Provost and ot... See more

Director of Business & Finance
University of Washington
Mar 2012 – Nov 2012 · 9 mos
Seattle, Washington

• Responsible for operating and capital budgeting, contracts, procurement, finance and accounting (including monthly close, financial reporting, project cost accounting, service costing, inventory and supply chain), and policy development.
• Implemented Microsoft Dynamics AX and Apptio for Technology Business Manag... See more

Chief Financial Officer
Private family owned start-up
Aug 2010 – Nov 2011 · 1 yr 4 mos
Puget Sound area, Washington

Recruited by founder of private family owned new business to create management, operating and HR systems for the organization and second start-up company. Created operating procedures and manuals, HR systems, benefit programs, and daily financial systems. Managed site selection and negotiations for the two companies. Researched, evaluated, inter... See more

Apr 2007 – Aug 2010 · 3 yrs 5 mos
Greater Seattle Area
• Responsible for budget, banking, accounting and finance, including establishing standards and policies.
• Collaborated with CEO and CTO on investment decisions, product pricing, and contract negotiations.... See more

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Education

University of Washington, Michael G. Foster School of Business
BA, Business / Accounting
1983 – 1985
Activities and Societies: Member Beta Alpha Psi Volunteer at Children's Home Society of Washington

Accountant, Battelle Memorial Institute

Columbia Basin College
AA, Business / Accounting
1981 – 1983

Hanford High School

Licenses & Certifications

Certified Public Accountant
Washington Statement Board of Accountancy
Issued 1987 · Expired Jun 2019
Credential ID 11547

Volunteer Experience

Board member
Building Changes
Jan 2014 – Oct 2016 • 2 yrs 10 mos

Finance Committee & board member

Skills & Endorsements

Leadership · 19

Endorsed by **2 of Cheryl's colleagues at University of Washington**

Team Leadership · 1

Darlene Murphy has given an endorsement for this skill

Business Strategy

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Received (1) Given (3)

Jonny Chambers
Technology and Information Services Director at City of Redmond
May 31, 2017, Jonny worked with Cheryl in different groups

Cheryl is an exceptional, transformative trailblazer, and high performing team builder. Not only that, she is a wonderful person to collaborate with - brimming over with empathy and enthusiasm. Cheryl combines all of this with great acumen in business and fiscal management; making her a valua... See more